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Pricing Supplement No. 4 dated December 13,    Filed pursuant to Rule 424(b)(2)
2000 (To Prospectus dated August 18, 1998               (File number 333-60875)
and Prospectus Supplement dated
September 30, 1998)

                           AVALONBAY COMMUNITIES, INC.
                         Medium-Term Notes - Fixed Rate
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Principal Amount:  $200,000,000    Interest Rate: 7.50%   Issue Price:  99.221%

Agents' Discount Commission:  0.60%      Original Issue Date: December 20, 2000
Stated Maturity Date:
       December 15, 2010

Net Proceeds to Issuer:  $197,242,000
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Interest Payment Dates:  June 15 and December 15

Redemption:

/ / The Notes cannot be redeemed prior to the Stated Maturity Date.
/X/ The Notes may be redeemed prior to the Stated Maturity Date.
                  Initial Redemption Date:    See Additional/Other Terms.
                  Initial Redemption Percentage/Redemption Price:
                     See Additional/Other Terms.
                  Annual Redemption Percentage Reduction: N/A

Optional Repayment:
/X/ The Notes cannot be repaid prior to the Stated Maturity Date.
/ / The Notes can be repaid prior to the Stated Maturity Date at the option of the Holder of the Notes.
                  Optional Repayment Dates:
                  Repayment Price:  ____%

Currency:
         Specified Currency:  U.S. Dollars
         (If other than U.S. Dollars, see attached)
         Minimum Denominations:
         (Applicable only if Specified Currency is other than U.S. Dollars)

Original Issue Discount ("OID"):     Yes  /  /     No  /X/
         Total Amount of OID:
         Yield to Maturity:
         Initial Accrual Period:

Form:    /X/  Book-Entry      /  /    Certificated

Agent:   /X/  Lehman Brothers Inc.             /  / PaineWebber Incorporated

         /X/  Banc of America Securities LLC   /X/  First Union Securities, Inc.

         /X/  UBS Warburg LLC                  /X/  J.P. Morgan Securities Inc.

         /X/  Other (names): Fleet Securities, Inc.
                             Goldman, Sachs & Co.


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Agent acting in the capacity as indicated below:
         /   /    Agent             /X /  Principal

If as principal:
         / / The Notes are being offered at varying prices related to prevailing market prices at the time of resale.

         /X/ The Notes are being offered at a fixed initial public offering price of 99.221% of principal amount.

If as Agent:
         The Notes are being offered at a fixed initial public offering price of __% of Principal Amount.

Exchange Rate Agent:  N/A

Use of Proceeds:

         The Company intends to use the proceeds from the sale of the Notes to reduce indebtedness outstanding under its unsecured credit facility, to fund the development and redevelopment of additional communities, for working capital and for general corporate purposes. As of November 30, 2000, the Company had borrowings of $150,700,000 outstanding under its $600,000,000 unsecured credit facility. Under the facility, the Company can borrow in multiple 30-, 60-, 90-day tranches with interest rates based on the 30-, 60- or 90-day LIBOR rate, respectively, plus 60 basis points (0.60%). The Company may, at its option, roll over each tranche at the then-current interest rate, assuming the Company is then in compliance with financial and other covenants. At November 30, 2000, the outstanding tranches had a weighted average interest rate of 7.18% and a weighted average maturity date of December 30, 2000, subject to extension through July 1, 2001 (the final maturity date of the unsecured credit facility). The unsecured credit facility provides that the Company may extend the facility for two one-year periods from July 1, 2001, subject to compliance with financial and other customary covenants.

Plan of Distribution:

         Affiliates of Banc of America Securities LLC, First Union Securities, Inc., Fleet Securities, Inc., J.P. Morgan Securities Inc. and UBS Warburg LLC are lenders under the Company's unsecured credit facility. To the extent that the Company reduces indebtedness outstanding under the unsecured credit facility, these lenders will receive their proportionate shares of any amounts repaid from the proceeds of the sale of the Notes.

Additional/Other Terms:

         Other Terms:

         Settlement. The Notes will be delivered on December 20, 2000. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days after the date of the pricing of securities, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or on any of the next succeeding business days prior to December 20, 2000 will be required, by virtue of the fact that the Notes will settle on December 20, 2000, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.


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         Reopening of Issue. We may, from time to time, reopen an issue of notes and issue additional notes with the same terms (including issue date, maturity, interest rate basis and CUSIP number) as notes issued on an earlier date. After such additional notes are issued, they will be fungible with the notes issued on an earlier date. This provision applies to these Notes. As a result, if we issue additional Notes of this series having the same terms as these Notes, those additional notes will, upon issuance and sale, be fungible with these Notes.

         Optional Redemption. The Notes may be redeemed at any time at the option of the Company, in whole or in part, upon notice of not more than 60 nor less than 30 days prior to the Redemption Date, at a Redemption Price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest thereon to the Redemption Date and (ii) the Make-Whole Amount, if any, with respect to such Note.

         Acceleration of Maturity; Make-Whole Amount. If, pursuant to Section
2.7 of the Amended and Restated Third Supplemental Indenture dated as of July 10, 2000 (the "Third Supplemental Indenture"), the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Securities of this series shall have declared the principal amount (or, if Securities of this series are Original Issue Discount Securities or Indexed Securities, such portion of the principal as may be specified in the terms hereof) of all the Securities of this series to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by the Holders), then upon any such declaration such principal, or specified portion thereof, plus accrued interest to the date the Securities of this series are paid, plus the Make-Whole Amount on this Note shall become immediately due and payable. With respect to the Securities of this series, if an Event of Default set forth in Section 501(6) of the Indenture, dated as of January 16, 1998 between the Company and the Trustee (the "Indenture") occurs and is continuing, such that pursuant to Section 2.7 of the Third Supplemental Indenture all the Securities of this series are immediately due and payable, without notice to the Company, at the principal amount thereof (or, if any Securities are Original Issue Discount Securities or Indexed Securities, such portion of the principal as may be specified in the terms thereof) plus accrued interest to the date the Securities of that series are paid, then the Make-Whole Amount on this Note shall also be immediately due and payable.

         Definitions. Terms used but not defined herein shall have the meanings set forth in the Indenture and the Third Supplemental Indenture. The following terms shall have the following meanings:

         "Make-Whole Amount" means, in connection with any optional redemption or accelerated payment of any Note, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of Redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over (ii) the aggregate principal amount of the Notes being redeemed or paid.

         "Reinvestment Rate" means .25% (twenty-five one hundredths of one percent) plus the arithmetic mean of the yields under the respective headings "This Week" and "Last Week" published in the Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For such purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.


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         "Statistical Release" means the statistical release designated
"H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination of the Make-Whole Amount, then such other reasonably comparable index which shall be designated by the Company.